

Julia Bond · 3rd

CRO, Yoga Ed.

Honolulu, Hawaii, United States · 500+ connections ·

Contact info

 **Yoga Ed.**

 **Brown University**

Experience



CRO
Yoga Ed.
May 2013 – Present · 7 yrs 6 mos
Global

We envision a future where schools are seedbeds of health and happiness. Where educators coach and embody lifelong well-being through dynamic teaching. Where students learn life skills to cultivate mind-body fitness in tandem with academic success. At Yoga Ed., we are dedicated to making this vision a reality.

We believe in the power educators have to change the world. We empower the change.

Yoga Ed. is an educational company dedicated to changing education through the p ...see mor

   **yogaed.com**



Program Director
Stretch Your Imagination
May 2012 – Jun 2013 · 1 yr 2 mos
Honolulu, HI

Planned the delivery of the community yoga and mindfulness programs in accordance with the mission of the organization. Developed new initiatives to support the strategic direction of the organization. Coordinated the delivery of services among different program activities to increase effectiveness and efficiency. Worked closely with Executive Director to ens ...see mor



Research Assitant (Britton Lab)

Brown University

Sep 2009 – May 2012 · 2 yrs 9 mos

Providence, Rhode Island Area

Led a two-year long independent study researching the effects of meditation in school settings. Presented findings to public audience in bi-annual lectures. Consulted peers on individual projects analyzing statistical relationships between meditation and psychological measures. Proofread, reviewed, and prepared peer manuscripts for scientific journa ...see mor

Education



Brown University

Bachelor of Science - BS, Human Biology

2008 – 2012

Dev League

Full Stack Web Development

2015 – 2015

DevLeague transforms motivated individuals into professional front-end web developers in either a 12 week span (full time), or a 26 week span (part-time). In that time, a student will accrue hundreds of hours of coding while learning and mastering modern web development techniques and technologies.

Volunteer Experience

Mentor

China CARE

Sep 2008 – May 2011 • 2 yrs 9 mos

Children

Established a lasting relationship to mentee and mentee's family. Inspired innovation, trust, and friendship with mentee through collaboration on traditional Chinese cultural activities.



Medical Clinic Volunteer

Tzu Chi Foundation

Jun 2009 – Aug 2009 • 3 mos

Health

Translated and interpreted medical forms for Chinese-speaking patients. Conducted routine check-ups. Volunteered as family liason in waiting room.



